CUSIP No. 572900 108                                   Page ____ of ____ Pages

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        General Electric Company

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
        NA                                                            (b)  [ ]

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        00

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [X]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

                                               7     SOLE VOTING POWER

                                                     5,022,380

         NUMBER OF SHARES                      8     SHARED VOTING POWER
    BENEFICIALLY OWNED BY EACH
      REPORTING PERSON WITH                          0

                                               9     SOLE DISPOSITIVE POWER

                                                     5,022,380

                                              10     SHARED DISPOSITIVE POWER

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,022,380

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
        SHARES*

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.4%

  14    TYPE OF REPORTING PERSON*
        CO
                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!



==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                   Globalstar Telecommunications Limited
                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE
                      (Title of Class of Securities)

                               ------------

                                 G393OH104
                              (CUSIP Number)

                         GENERAL ELECTRIC COMPANY
                    (Name of Persons Filing Statement)

                             ROBERT E. HEALING
                         GENERAL ELECTRIC COMPANY
                           3135 Easton Turnpike
                            Fairfield, CT 06431
                          Tel. No.:  203-373-2243
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             November 17, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ]

==============================================================================

               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Globalstar Shares"), of Globalstar Telecommunications Limited, a Bermuda corporation ("Globalstar"). The principal executive offices of Globalstar are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

               Item 2.  Identity and Background.

               This statement is being filed on behalf of General Electric Company, a New York corporation ("GE"), GE Investments, Inc., a Nevada corporation and a direct subsidiary of GE ("GEII"), and LMT Sub Inc., a Delaware corporation and a subsidiary of GEII ("LMT Sub").

               The address of the principal business and the principal office of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06431. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE, GEII and LMT Sub is set forth on Schedules A, B and C, respectively.

               GE and its consolidated affiliates comprise one of the largest and most diversified industrial corporations in the world. From the time of General Electric's incorporation in 1892, GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity. Over the years, development and application of related and new technologies have broadened considerably the scope of activities of GE and its affiliates. GE's products include, but are not limited to, lamps and other lighting products; major appliances for the home; industrial automation products and components; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear reactors, nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; materials, including plastics, silicones and superabrasives; and a wide variety of high-technology products, including products used in medical diagnostic applications.

               GE also offers a wide variety of services, including product support services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. The National Broadcasting Company, Inc., a wholly-owned subsidiary, is engaged principally in furnishing network television services, in operating television stations, and in providing cable programming and distribution services in the United States, Europe, Asia and Latin America. Through another wholly-owned subsidiary, General Electric Capital Services, Inc. ("GECS"), and its two principal subsidiaries, GE offers a broad array of financial services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance. Other services offered by GECS include satellite communications furnished by its subsidiary, GE Americam, Inc. GE also licenses patents and provides technical services related to products it has developed, but such activities are not material to GE.

               Except as set forth on Schedule D, during the last five years, neither GE, GEII, LMT Sub nor any other person controlling GE nor, to the best of its knowledge, any of the persons listed on Schedules A, B or C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               On November 17, 1997 (the "Closing Date"), pursuant to a Contribution and Assumption Agreement dated October 31, 1997 (the "Contribution Agreement"), between Lockheed Martin Corporation ("LM") and LMT Sub, at the time, a wholly-owned subsidiary of LM, LM contributed to LMT Sub 5,022,380 Globalstar Shares. In addition to the Globalstar Shares, LM also contributed to LMT Sub two operating businesses of LM and an amount in cash.

               On the Closing Date, following the consummation of the closing under the Contribution Agreement, and pursuant to the terms of an Exchange Agreement dated October 31, 1997 (the "Exchange Agreement") among LM, LMT Sub, GE and certain of its subsidiaries, LM exchanged all of the issued and outstanding capital stock of LMT Sub for all of the Series A Convertible Preferred Stock par value $1.00 per share (the "LM Preferred Stock") of LM owned by GE and certain of its subsidiaries. In exchange for 18,104,760 shares of the Preferred Stock of LM, GEII acquired 100% of the issued and outstanding shares of common stock of LMT Sub.

               The preceding summary of certain terms of the Contribution Agreement is qualified in its entirety by reference to the copy of the Contribution Agreement, attached hereto as Exhibit 99(a). The preceding summary of certain terms of the Exchange Agreement is qualified in its entirety by reference to the copy of the Exchange Agreement, attached hereto as Exhibit 99(b).

               Item 4.  Purpose of Transaction.

               On November 17, 1997, pursuant to the Contribution Agreement, on terms and subject to the conditions set forth therein, LM contributed to LMT Sub substantially all of the assets used or held for use primarily in the conduct of two of LM's businesses, the 5,022,380 Globalstar Shares and an amount in cash.

               On November 17, 1997, following the consummation of the closing under the Contribution Agreement and pursuant to the Exchange Agreement, on terms and subject to the conditions set forth therein, LM exchanged all of the issued and outstanding capital stock of LMT Sub for all of the LM Preferred Stock then owned by GE and certain of its subsidiaries.

               GE, as the direct parent corporation of GEII, which is the direct parent corporation of LMT Sub, indirectly owns the 5,022,380 Globalstar Shares and is holding the Globalstar Shares for investment. GE intends to review from time to time Globalstar's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, GE may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Globalstar Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the 5,022,380 Globalstar Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth above, none of GE, GEII or LMT Sub has a plan or proposal which relates to or would result in any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

               Item 5. Interest in Securities of the Issuer.

     (a) LMT Sub owns 5,022,380 Globalstar Shares. LMT Sub, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,022,380 Globalstar Shares, representing (based upon Globalstar's most recent Form 10-Q) approximately 16.4% of the outstanding Globalstar Shares. These shares were acquired in a distribution pursuant to a shelf registration statement previously filed by Globalstar. GEII is the direct parent corporation of LMT Sub, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GEII indirectly beneficially owns 5,022,380 Globalstar Shares, representing (based upon Globalstar's most recent form 10-Q) approximately 16.4% of the outstanding Globalstar Shares.

               GE is the direct parent corporation of GEII, and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, GE indirectly beneficially owns 5,022,380 Globalstar shares representing approximately 16.4% of the outstanding Globalstar Shares.

               Except as set forth in this Item 5(a), neither GE, GEII, LMT Sub nor, to the best of their knowledge, any persons named in Schedule A, B or C hereto owns beneficially any Globalstar Shares.

     (b) GE, as the direct parent corporation of GEII, which is the direct parent corporation of LMT Sub, has sole power to vote and to dispose of 5,022,380 Globalstar Shares.

     (c) Other than the transactions described herein, there were no purchases or sales of Globalstar Shares effected during the past 60 days by GE, GEII or LMT Sub or, to the best of their knowledge, any person listed in Schedules A, B or C.

     (d)  Inapplicable.

     (e)  Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On November 17, 1997, pursuant to the Contribution Agreement, on terms and subject to the conditions set forth therein, LM contributed to LMT Sub substantially all of the assets used or held for use primarily in the conduct of two of LM's businesses along with 5,022,380 Globalstar Shares and an amount in cash. Under this arrangement, LMT Sub assumed certain liabilities associated with the transferred businesses.

               On November 17, 1997, following the consummation of the closing under the Contribution Agreement, on the terms and subject to the conditions set forth therein, LM exchanged all of the issued and outstanding capital stock of LMT Sub for all of the Preferred Stock of LM owned by GE and certain of its subsidiaries. As of the closing of such exchange, GE, through its indirect subsidiary, LMT Sub, holds two operating businesses, the 5,022,380 Globalstar Shares and an amount in cash necessary to equalize the value of such exchange.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 99(a): Contribution and Assumption Agreement dated October 31, 1997 between Lockheed Martin Corporation and LMT Sub Inc.

               Exhibit 99(b): Exchange Agreement dated October 31, 1997 among General Electric Company, GE Investments, Inc., GE Government Services, Inc., Client Business Services, Inc., Lockheed Martin Corporation and LMT Sub Inc.

               Exhibit 99(c): Power of Attorney for Robert E. Healing and Eliza W. Fraser dated July 31, 1997.

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 1997

                                    GENERAL ELECTRIC COMPANY



                                    By: /s/ Robert E. Healing
                                        -------------------------------
                                        Name: Robert E. Healing
                                        Title: Corporate Counsel


                                                                    SCHEDULE A

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         GENERAL ELECTRIC COMPANY


          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GE are set forth below. If no business address is given, the director's or officer's business address is GE's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GE. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------
D.W. Calloway               PepsiCo, Inc.                          Retired Director and
                            700 Anderson Hill Road                 Chairman of the Board,
                            Purchase, NY 10577                     Pepsico, Inc.

J.I. Cash, Jr.              Harvard Business School                Professor of Business
                            Baker Library 187                      Administration-Graduate
                            Soldiers Field                         School of Business Administration,
                            Boston, MA 02163                       Harvard University

S.S. Cathcart               222 Wisconsin Avenue                   Retired Chairman,
                            Suite 103                              Illinois Tool Works
                            Lake Forest, IL 60045

D.D. Dammerman              General Electric Company               Senior Vice President--Finance,
                            3135 Easton Turnpike                   General Electric Company
                            Fairfield, CT 06431


P. Fresco                   General Electric Company               Vice Chairman of the
                            (U.S.A.)                               Board and Executive Officer,
                            3 Shortlands, Hammersmith              General Electric Company
                            London, W6 8BX, England

C.X. Gonzalez               Kimberly-Clark de Mexico,              Chairman of the Board
                            S.A. de C.V.                           and Chief Executive Officer,
                            Jose Luis Lagrange 103,                Kimberly-Clark de Mexico,
                            Tercero Piso                           S.A. de C.V.
                            Colonia Los Morales
                            Mexico, D.F. 11510, Mexico

G.G. Michelson              Federated Department Stores            Former Member of the
                            151 West 34th Street                   Board of Directors,
                            New York, NY 10001                     Federated Department Stores

E.F. Murphy                 General Electric Company               Vice Chairman of the Board and
                            3135 Easton Turnpike                   Executive Officer
                            Fairfield, CT 064321

S. Nunn                     King & Spalding                        Partner, King & Spalding
                            191 Peachtree Street, N.E.
                            Atlanta, Georgia 30303

J.D. Opie                   General Electric Company               Vice Chairman of the
                            3135 Easton Turnpike                   Board and Executive Officer
                            Fairfield, CT 06431

R.S. Penske                 Penske Corporation                     Chairman of the Board and
                            13400 Outer Drive, West                President,
                            Detroit, MI 48239-4001                 Penske Corporation

B.S. Prieskel               Suite 3125                             Former Senior Vice President,
                            60 East 42nd Street                    Motion Picture Associations of
                            New York, NY 10165                     America

F.H.T. Rhodes               Cornell University                     President Emeritus
                            3104 Snee Building                     Cornell University
                            Ithaca, NY 14853

A.C. Sigler                 Champion International                 Retired Chairman of the
                            Corporation                            Board and CEO and
                            1 Champion Plaza                       former Director,
                            Stamford, CT 06921                     Champion International Corporation

D.A. Warner III             J. P. Morgan & Co., Inc.               Chairman of the Board,
                            & Morgan Guaranty Trust Co.            President, and Chief
                            60 Wall Street                         Executive Officer,
                            New York, NY 10260                     J.P. Morgan & Co. Incorporated and
                                                                   Morgan Guaranty Trust Company

J.F. Welch, Jr.             General Electric Company               Chairman of the Board
                            3135 Easton Turnpike                   and Chief Executive Officer, General
                            Fairfield, CT 06431                    Electric Company

                                Citizenship
                                -----------

                         C. X. Gonzalez       Mexico
                         P. Fresco            Italy
                         All Others           U.S.A.





                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------
J.F. Welch, Jr.             General Electric Company               Chairman of the Board and
                            3135 Easton Turnpike                   Chief Executive Officer
                            Fairfield, CT 06431

P. Fresco                   General Electric Company (U.S.A.)      Vice Chairman of the Board
                            3 Shortlands, Hammersmith              Board and Executive Officer
                            London, W6 8BX, England

P.D. Ameen                  General Electric Company               Vice President and Comptroller
                            3135 Easton Turnpike
                            Fairfield, CT 06431

J.R. Bunt                   General Electric Company               Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT 06431

D.L. Calhoun                General Electric Company               Senior Vice President - GE Lighting
                            Nela Park
                            Cleveland, OH 44122

W.J. Conaty                 General Electric Company               Senior Vice President--Human
                            3135 Easton Turnpike                   Resources
                            Fairfield, CT 06431

D. M. Cote                  General Electric Company               Senior Vice President--GE
                            3135 Easton Turnpike                   Appliances
                            Fairfield, CT 06431

D.D. Dammerman              General Electric Company               Senior Vice President--Finance
                            3135 Easton Turnpike
                            Fairfield, CT 06431

L.S. Edelheit               General Electric Company               Senior Vice President--Corporate
                            P. O. Box 8                            Research and Development
                            Schenectady, NY 12301

B.W. Heineman, Jr.          General Electric Company               Senior Vice President--General
                            3135 Easton Turnpike                   Counsel and Secretary
                            Fairfield, CT 06431

J. R. Immelt                General Electric Company               Senior Vice President--GE Medical
                            P.O. Box 414                           Systems
                            Milwaukee, WI 53201

W.J. Lansing                General Electric Company               Vice President--Corporate Business
                            3135 Easton Turnpike                   Development
                            Fairfield, CT 06431
G. S. Malm                  General Electric Company               Senior Vice President--Asia
                            3135 Easton Turnpike
                            Fairfield, CT 06431

W.J. McNerney, Jr.          General Electric Company               Senior Vice President--GE Aircraft
                            1 Neumann Way                          Engines
                            Cincinnati, OH 05215

E.F. Murphy                 General Electric Company               Vice Chairman of the Board and
                            3135 Easton Turnpike                   Executive Officer
                            Fairfield, CT 06431

R.L. Nardelli               General Electric Company               Senior Vice President--GE Power
                            1 River Road                           Systems
                            Schenectady, NY 12345

R.W. Nelson                 General Electric Company               Vice President--Corporate Financial
                            3135 Easton Turnpike                   Planning and Analysis
                            Fairfield, CT 06431

J.D. Opie                   General Electric Company               Vice Chairman of the Board
                            3135 Easton Turnpike                   and Executive Officer
                            Fairfield, CT 06431

G.M. Reiner                 General Electric Company               Senior Vice President--Chief
                            3135 Easton Turnpike                   Information Officer
                            Fairfield, CT 06431

J.G. Rice                   General Electric Company               Vice President - GE Transportation
                            2901 East Lake Road                    Systems
                            Erie, PA 16531

G.L. Rogers                 General Electric Company               Senior Vice President--GE Plastics
                            1 Plastics Avenue
                            Pittsfield, MA 01201

J.W. Rogers                 General Electric Company               Vice President--GE Motors
                            1635 Broadway
                            Fort Wayne, IN 46801

L.G. Trotter                General Electric Company               Vice President--GE Electrical
                            41 Woodford Avenue                     Distribution and Control
                            Plainville, CT 06062

                                Citizenship
                                -----------

                         P. Fresco              Italy
                         G. S. Malm             Sweden
                         All Others             U.S.A.



                                                                    SCHEDULE B

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           GE INVESTMENTS, INC.


               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of GEII are set forth below. If no business address is given, the director's or officer's business address is GEII's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to GEII. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------
P. D. Ameen                 General Electric Company               Vice President and Comptroller,
                            3135 Eastern Turnpike                  General Electric Company
                            Fairfield, CT  06431

J.R. Bunt                   General Electric Company               Vice President and Treasurer,
                            3135 Easton Turnpike                   General Electric Company
                            Fairfield, CT 06431

John M. Samuels             General Electric Company               Vice President and Senior Counsel
                            3135 Eastern Turnpike                  Corporate Taxes, General Electric
                            Fairfield, CT 06431                    Company

Thomas J. Szkutak           GE Investments                         Executive Vice President, GE
                            3003 Summer Street                     Investments, Inc.
                            Stamford, CT 06905

Alan M. Lewis               GE Investments                         Executive Vice President, General
                            3003 Summer Street                     Counsel and Secretary, GE
                            Stamford, CT 06905                     Investments, Inc.

                                Citizenship
                                -----------

                                  U.S.A.



                 GE INVESTMENTS, INC.  EXECUTIVE OFFICERS

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------

John H. Myers               GE Investments                         President
                            3003 Summer Street
                            Stamford, CT 06905

Eugene K. Bolton            GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Michael J. Cosgrove         GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Ralph R. Layman             GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Alan M. Lewis               GE Investments                         Executive Vice President, General
                            3003 Summer Street                     Counsel and Secretary
                            Stamford, CT 06905

Robert A. MacDougal         GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Geoffrey R. Norman          GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Thomas J. Szkutak           GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Donald W. Torey             GE Investments                         Executive Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Mark A. Dunham              GE Investments                         Senior Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Ronald I. Felmus            GE Investments                         Senior Vice President
                            3003 Summer Street
                            Stamford, CT 06905

H. Michael Mears            GE Investments                         Senior Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Philip A. Mercurio          GE Investments                         Senior Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Philip A. Riordan           GE Investments                         Senior Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Steven M. Beringer          GE Investments                         Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Brian D. Brooks             GE Investments                         Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Mark A. Davis               GE Capital Corporation                 Vice President
                            1365 La Granada Drive
                            Thousand Oaks, CA 91360

Constance K. Doyle          GE Investments                         Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Gerald M. Goz               GE Capital Corporation                 Vice President
                            16265 North 108 Way
                            Scottsdale, AZ 85259

Michael E. Hogan            GE Capital Corporation                 Vice President
                            990 Washington Street
                            Suite 123
                            Dedham, MA 02026

Christopher P. Mullahy      GE Capital Corporation                 Vice President
                            990 Washington Street
                            Suite 123
                            Dedham, MA 02026

Keith G. Smith              General Electric Company               Vice President
                            2300 Meadow Vale Blvd.
                            Mississauga, Ontario
                            Canada

Sheila M. Welsh             GE Investments                         Vice President
                            3003 Summer Street
                            Stamford, CT 06905

Matthew J. Witkos           GE Capital Corporation                 Vice President
                            201 Mission Street
                            27th Floor
                            San Francisco, CA 94105

Michael D. Wright           GE Investments                         Vice President
                            3003 Summer Street
                            Stamford, CT 06905

William R. Wright           General Electric Company               Vice President
                            Sweden House
                            20 St. James Street
                            London, England

Robert Bernstein            GE Investments                         Regional Vice President
                            50 California Street
                            Suite 2930
                            San Francisco, CA 94111

Frank E. Calvaruso          GE Capital Corporation                 Regional Vice President
                            2817 Ocean Drive South
                            Jacksonville Beach, FL 32250

Robert P. Mulligan          GE Capital Corporation                 Regional Vice President
                            49 Birchwood Drive
                            Narragansett, RI 02882

Kevin J. Sheehan            GE Investments                         Regional Vice President
                            209 West Jackson
                            3rd Floor
                            Chicago, IL 60606

Jeanne M. La Porta          GE Investments                         Vice President and Assistant
                            3003 Summer Street                     Secretary
                            Stamford, CT 06905

Michael M. Pastore          GE Investments                         Vice President and Assistant
                            3003 Summer Street                     Secretary
                            Stamford, CT 06905

Scott A. Silberstein        GE Investments                         Vice President and Assistant
                            3003 Summer Street                     Secretary
                            Stamford, CT 06905

Matthew J. Simpson          GE Investments                         Vice President and Assistant
                            3003 Summer Street                     Secretary
                            Stamford, CT 06905

Michael J. Strone           GE Investments                         Vice President and Assistant
                            3003 Summer Street                     Secretary
                            Stamford, CT 06905

Robert J. Zalucki           GE Investments                         Vice President - Tax Counsel
                            3003 Summer Street
                            Stamford, CT 06905

                                Citizenship
                                -----------

                          K.G. Smith      Canada

                          All Others      U.S.A.

                                                                    SCHEDULE C

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                               LMT SUB INC.




          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of LMT Sub are set forth below. If no business address is given, the director's or officer's business address is LMT Sub's address. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to LMT Sub. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------
James R. Bunt               General Electric Company               Vice President and Treasurer,
                            3135 Easton Turnpike                   General Electric Company
                            Fairfield, CT 06431

P.D. Ameen                  General Electric Company               Vice President and Comptroller,
                            3135 Easton Turnpike                   General Electric Company
                            Fairfield, CT 06431

John M. Samuels             General Electric Company               Vice President and Senior Counsel
                            3135 Easton Turnpike                   Corporate Taxes, General Electric
                            Fairfield, CT 06431                    Company

                                Citizenship
                                -----------

                                  U.S.A.



                      LMT SUB INC. EXECUTIVE OFFICERS

Name                        Present Business Address               Present Principal Occupation
----                        ------------------------               ----------------------------
James R. Bunt               General Electric Company               President
                            3135 Easton Turnpike
                            Fairfield, CT 06431

P.D. Ameen                  General Electric Company               Vice President
                            3135 Easton Turnpike
                            Fairfield, CT 06431

John M. Samuels             General Electric Company               Vice President
                            3135 Easton Turnpike
                            Fairfield, CT 06431

Perry Monych                General Electric Company               Executive Vice President, Access
                            3135 Easton Turnpike                   Graphics Division
                            Fairfield, CT 06431

Jerry Poch                  GE Capital Information Technology      Executive Vice President, Access
                            Systems                                Graphics Division
                            700 Canal Street
                            Stamford, CT 06902

Frederick Flint             General Electric Company               Vice President, Access Graphics
                            3135 Easton Turnpike                   Division
                            Fairfield, CT 06431

Stanley Witkow              GE Capital Information Technology      Vice President and Attesting
                            Systems                                Secretary Access Graphics Division
                            700 Canal Street
                            Stamford, CT 06902

Robert G. Stiber            General Electric Company               Executive Vice President,
                            3135 Easton Turnpike                   Aerostructures Division
                            Fairfield, CT 06431

Pupinder K. Bhutiani        General Electric Company               Vice President , Aerostructures
                            3135 Easton Turnpike                   Division
                            Fairfield, CT 06431

William E. Heskett          General Electric Company               Vice President, Aerostructures
                            3135 Easton Turnpike                   Division
                            Fairfield, CT 06431

Arnold Rembolt              General Electric Company               Vice President, Aerostructures
                            3135 Easton Turnpike                   Division
                            Fairfield, CT 06431

J. Raymond Roquemore        General Electric Company               Vice President A erostructures
                            3135 Easton Turnpike                   Division
                            Fairfield, CT 06431

Rhonda L. Seegal            General Electric Company               Vice President and Treasurer
                            3135 Easton Turnpike
                            Fairfield, CT 06431

Mark Buchanan               General Electric Company               Vice President and Assistant
                            3135 Easton Turnpike                   Treasurer
                            Fairfield, CT 06431

Gedia DeMaria               General Electric Company               Vice President and Assistant
                            3135 Easton Turnpike                   Treasurer
                            Fairfield, CT 06431

Robert E. Healing           General Electric Company               Vice President and Secretary
                            3135 Easton Turnpike
                            Fairfield, CT 06431

Eliza W. Fraser             General Electric Company               Vice President--GE Motors
                            3135 Easton Turnpike
                            Fairfield, CT 06431


                                Citizenship
                                -----------

                                  U.S.A.


                                                                    SCHEDULE D


                                PROCEEDINGS

               1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans,
Hertsfordshire, England, Case No. 04/00320181).

               In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

               At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of 5,000 Pound Sterling and assessed costs of 5,754 Pound Sterling. The prosecutors presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

               2. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               3. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.